SELECTED FINANCIAL DATA

(Dollars in Thousands, Except per Share Amounts)
----------
                           2002       2001       2000       1999       1998
                         --------   --------   --------   --------   --------
SALES AND INCOME
----------
Net Sales                $219,438   $216,037   $248,215   $247,839   $216,574
Income Before Income
 Taxes                     24,809     20,979     37,634     25,877     19,126
Net Income                 18,607     15,734     26,720     18,631     13,771

PER SHARE DATA
----------
Basic                        1.20       1.03       1.79       1.24        .91
Diluted                      1.16        .98       1.69       1.19        .87
Book Value                  11.81      10.62       9.65       7.94       7.24

FINANCIAL POSITION (YEAR-END)
----------
Current Assets             87,675     84,916     92,849     72,547     69,164
Current Liabilities        34,780     29,692     38,745     36,741     32,305
Ratio of Current Assets
  to Current
    Liabilities          2.5 to 1   2.9 to 1   2.4 to 1   2.0 to 1   2.1 to 1
Cash, Cash Equivalents, and
  Short-Term Investments   28,928     20,891     10,100      9,955      9,849
Working Capital            52,895     55,224     54,104     35,806     36,859
Property, Plant and
  Equipment - Net          99,883     98,454     94,199     84,652     79,969
Total Assets              257,701    223,809    221,514    183,406    176,174
Long-Term Debt less Current
  Maturities                   --      1,315      9,116      9,740     13,687
Shareholders' Equity      183,038    163,062    145,813    116,417    110,231
Long-Term Debt as a Percentage
  of Shareholders' Equity      0%         1%         6%         8%        12%

OTHER DATA
----------
Depreciation and
  Amortization             13,571     13,712     12,507     10,375      8,439
Research and Development
  Expenses                 13,596     12,570     12,493     10,791     10,352
Capital Expenditures       22,682     18,032     22,744     13,621     28,965
Number of Employees
 (Average)                  1,251      1,376      1,358      1,197      1,122
Net Sales per Employee        175        157        183        207        193
Number of Shares Outstanding
  at Year-End          15,496,261 15,356,284 15,102,670 14,664,652 15,235,332

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


MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

For the year 2002, net sales were $219.4 million, up 2% from $216.0 million in 2001. Combined Sales for 2002, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $286.7 million, up 4% from $276.2 million from 2001.

Both income before income taxes and net income increased 18% to $24.8 million and $18.6 million, respectively. Diluted earnings per share for the year were $1.16, up from $0.98 in 2001 and basic earnings per share were $1.20 in 2002, up from $1.03 in 2001. The Company maintained the 25% effective income tax rate for 2002 and 2001.

The increase in earnings resulted primarily from improved manufacturing operations yielding increased margins, containment of commercial support costs, and increased joint venture income.

Sales and Operating Profits

Sales - 2002 over 2001

Net sales were $219.4 million in 2002, up from $216.0 million in 2001. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $286.7 million in 2002, compared to $276.2 million in 2001. The major cause of the increase in revenue was due to the increase in sales in the High Performance Foam segment mitigated by overall decreases in the Company's other two business segments. The increase in sales in High Performance Foams stemmed from increased sales of urethane foam products in the industrial and printing markets and the polyolefin foam acquisition. The decreases in the other two segments were due, in part, to the continued softness in the wireless infrastructure markets and the divestiture of the Company's Moldable Composites Division
("MCD") in November 2002.

Sales - 2001 over 2000

Net sales were $216.0 million in 2001, down from $248.2 million in 2000. Combined Sales, which include half of the sales of Rogers' four unconsolidated 50% owned joint ventures, totaled $276.2 million, compared to $316.8 million in 2000. The major causes of the decrease in revenue were the widespread slowdown in the wireless communications industry and the general downturn in the overall global economy.

Operating Income - 2002 over 2001

Manufacturing margins increased from 31% in 2001 to almost 32% in 2002. This is due primarily to the continued cost saving initiatives implemented in 2001 and 2002. Some of these cost saving measures included: Six Sigma, lean manufacturing, raw material cost reductions, business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and workforce reductions.

Selling and administrative expenses remained approximately the same in both total dollars and as a percentage of sales, at 18%.

In 2002 the Company incurred restructuring charges of $2.2 million. These charges were associated solely with the severance benefits for 62 employees of which 48 had been terminated prior to year-end. The remaining employees were notified prior to year-end. The separation date of these residual employees will occur on varied dates in 2003. These workforce reductions were initiated in order to appropriately align resources with the Company's business requirements, given varied ongoing operational initiatives, including non-strategic business unit consolidations, plant rationalizations, outsourcing low value production and/or moving it to lower production cost environments, and support function reorganizations to streamline administrative activities. As of December 29, 2002 the balance in the accrual for these charges was $1.6 million.

Research and development ("R&D") expenses were $13.6 million in 2002 compared to $12.6 million for 2001. This increase is due to the cost of additional technical personnel commensurate with the continuing increased focus on new product and market development.

Operating Income - 2001 over 2000

Manufacturing margins declined from 33% in 2000 to 31% in 2001. The Company was able to sustain good manufacturing margins, even with significantly lower revenues, due to implementation of a number of cost saving initiatives. Some of these measures included: production furloughs, receiving discounts for early payment of payables, reduced raw material pricing and the closing of most facilities during the last week of 2001.

Selling and administrative expenses decreased slightly in total dollars, but increased as a percentage of sales from 16% in 2000 to 18% in 2001. The increase in percentage of sales is primarily due to the decreased sales volume experienced by the Company.

Acquisition/Restructuring costs for 2001 totaled $2.0 million, which included $1.5 million for acquisition costs and $500,000 for restructuring.

With respect to the $1.5 million in acquisition costs, in early 2001, the Company had entered into a definitive agreement to purchase the Advanced Dielectric Division ("ADD") of Tonoga, Inc. (commonly known as Taconic). In May 2001, the Company announced that active discussions with Taconic to acquire the ADD business had been suspended and it was not anticipated that the acquisition would occur. Accordingly, $1.5 million in costs associated with this potential acquisition were written off during the second quarter. In October 2001, the Company formally terminated the acquisition agreement.

The restructuring charge of $500,000 in 2001 primarily related to severance benefits for employees terminated within the Printed Circuit Materials segment, which stemmed from the merging of two business units within the segment. The balance in the accrual at December 30, 2001 was $25,000.

Research and development expenses were $12.6 million in 2001 compared to $12.5 million for 2000. This increase is due to the cost of technical employees added in 2000. Such spending was being maintained so as to preserve the R&D infrastructure to keep the Company well positioned for growth in the future.

Other Income and Expense - 2002 over 2001

Net interest income for 2002 was lower than 2001 due to lower rates earned on excess available cash. There was no capitalized interest in 2002.

Other income less other charges increased to $10.9 million in 2002 from $8.0 million in 2001. This increase was largely due to a significant increase in joint venture income, primarily from Durel Corporation, offset somewhat by lower royalty income. The operations and the performance of the joint ventures are described further in the joint venture section below.

Other Income and Expense - 2001 over 2000

Net interest income for 2001 was lower than 2000 due to lower rates earned on excess available cash and less interest being capitalized. The amount of capitalized interest of $457,000 for 2000 was approximately $400,000 higher than in 2001.

Other income less other charges increased slightly from 2000 to 2001. Commission income from Polyimide Laminate Systems, LLC ("PLS") and joint venture income earned was $2.5 million less in 2001. This decrease was primarily offset by an increase in royalty income and a one-time licensing fee.

Income Taxes

The effective tax rate was 25% in both 2002 and 2001, a decrease from the effective tax rate in 2000 of 29%. In 2002, as in 2001, the effective tax rate continued to benefit from foreign tax credits, research and development credits, and nontaxable foreign sales income.

In December 2002, the Belgian government enacted a tax rate decrease effective for years ending in 2003 or later. All ending deferred tax balances attributable to Belgian operations were restated from the 40.17% tax rate to the new 33.99% tax rate for U.S. GAAP purposes to reflect this change. The 2002 international tax rate differential includes this reduction to the deferred international tax expense of $813,000, net of the current international tax expense in excess of the U.S. statutory tax rate of $194,000.

The Company recognized a U.S. deferred tax asset in 2002 and 2001 of $2.1 million and $1.3 million, respectively. The recognition was determined to be more likely than not based on the availability and amount of recoverable taxes paid in the Federal carry-back period.

Backlog

The Company's backlog of firm orders was $21.7 million at December 29, 2002, $23.3 million at

December 30, 2001 and $31.8 million at December 31, 2000. The decrease in 2002 versus 2001 is due primarily to the divestiture of MCD, partially offset by increased orders in the majority of the Company's ongoing businesses.

Segment Sales and Operations

HIGH PERFORMANCE FOAMS:

Sales of High Performance Foams increased 31% in 2002 as compared to 2001. The Company's urethane foams realized increased sales due to better penetration in the electronic handheld device and printing markets. The new polyolefin foam business, which was acquired in early 2002, also contributed to the year's improved sales. Despite the severe downturn in the aircraft industry, silicone foam sales only experienced a moderate decrease.

High Performance Foam revenues were lower in 2001 by 16%, as compared to 2000, due in part to the cell phone inventory overhang that was present throughout the first half of 2001. Sales of these materials into cellular phone handsets began to rebound in the second half of 2001.

Operating income from High Performance Foams was $8.1 million in 2002 and $4.6 million in 2001. The increase in operating income in 2002 was primarily due to the higher level of urethane product sales, the incremental sales for the polyolefin acquisition, and improvement in manufacturing operations. Operating profit was lower in 2001 by $6.6 million as compared to 2000 due to a decrease in sales.

PRINTED CIRCUIT MATERIALS:

Sales of Printed Circuit Materials decreased 7% in 2002 and 12% in 2001. Sales of high frequency materials were negatively impacted by the continued softness in the wireless infrastructure market in 2002 and 2001. While overall 2002 sales in Printed Circuit Materials were down from 2001, sales were only slightly off from the Company's overall expectations, due to increased market share for high frequency materials in satellite television receivers, design wins in flexible laminates for cell phone applications and sales to a major U.S. customer who is seeing increased flexible circuit sales into the hard disk drive industry. Wireless communication base stations, satellite television receivers, and wireless communication antennas are major uses for these high frequency materials.

Printed Circuit Materials operating income was $4.8 million in 2002 and $6.2 million in 2001. The lower level of sales was the major factor leading to the decrease in 2002. In 2001, operating income was also lower by $6.0 million than in the prior year. This decrease was also due to lower sales in addition to the 2001 restructuring charge of $500,000 that was applicable to this segment, as described above.

POLYMER MATERIALS AND COMPONENTS:

Sales of Polymer Materials and Components decreased 8% in 2002 and 12% in 2001. The major reason for the sales decrease in 2002 was the divestiture of MCD that occurred in the last quarter of the year. The sales decrease in 2001 was primarily due to the general economic climate.

Polymer Materials and Components operating income was $1.3 million and $2.3 million for 2002 and 2001, respectively, a decrease of $1.0 million and $3.8 million in 2002 and 2001. Lower sales were the primary cause of the decrease in operating income in both years. However, the businesses in this segment continue to improve their manufacturing operations and in some cases, have initiated moving some of the production to Suzhou, China, a lower operating cost environment.

Joint Ventures

Durel Corporation:

Durel Corporation, the Company's 50% owned joint venture with 3M which manufactures electroluminescent lamps and designs and sells semiconductor inverters, recorded sales in 2002 which were 41% higher than in 2001. Both sales and profits at the joint venture set new yearly records. The record year was the result of new automotive adoptions and well-timed design wins in new cell phone models.

Durel experienced a decrease in sales of 20% from 2000 to 2001. New cell phone models featuring Durel products, whose introduction had been delayed during the first nine months of 2001 due to an inventory glut, started to ramp into production in the fourth quarter of 2001. Durel's profits for 2001 were also lower than 2000 but were higher in the fourth quarter of 2001 than in all of the previous three quarters of 2001 combined.

On June 28, 2001, Durel was informed that the patent infringement lawsuit it filed against Osram Sylvania Inc., which had been decided in

Durel's favor in February 2000, had been reversed by the U.S. Court of Appeals. In December 2001, Durel and Osram
Sylvania agreed to a worldwide cross-licensing of the disputed patents and an agreement not to assert future patents against either company's existing products.

Rogers Inoac Corporation ("RIC"):

In January 2002, RIC sold its elastomer components product line to the Company's joint venture partner, Inoac Corporation. The sale has allowed the joint venture to focus on its high performance foams business, which is consistent with the Company's Japanese strategic focus. This transaction had no significant impact on earnings.

Sales of RIC decreased by 38% from 2001 to 2002. This decrease is attributed to RIC selling its elastomer components product line to Inoac Corporation. Comparing 2002 to 2001, without the elastomer components product line, sales would have increased by 20%. RIC's high performance foam sales benefited in 2002 from increased activity in Asia in the industrial side of its business.

Sales of RIC decreased 14% from 2000 to 2001 due to general economic conditions.

Polyimide Laminate Systems, LLC ("PLS"):

Sales of PLS, the Company's joint venture with Mitsui Chemicals, Inc., which sells adhesiveless laminates for trace suspension assemblies ("TSA's"), were 1% higher in 2002 and 17% higher in 2001. In the fourth quarter of 2002, PLS had its best quarter ever. The increase in sales is due to increased demand at its customer, which saw a spike in demand in the fourth quarter of 2002 for its TSA's. This spike was due to lower yields at some of its respective customers who are transitioning to higher density disk drive recording heads.

Rogers Chang Chun Technology Co., Ltd. ("RCCT"):

RCCT, the Company's joint venture with Chang Chun Plastics Co., Ltd. ("CCP"), which was established in late 2001 to manufacture flexible circuit material for customers in Taiwan, saw its first sales in 2002. While the sales were slightly lower than the Company's expectations, progress was definitely made in establishing a foothold in this market and the Company looks to the future for this positive trend to continue.

Product and Market Development

R&D as a percentage of sales was approximately 6% in 2002 and 2001 and 5% in 2000. While there were no major product platform launches in R&D during 2002, progress was made on a broad front. For example, R/bak(R) 2000 cushion mounting material, an improved polyurethane printing product, is receiving good reviews in the marketplace. The Company also expects excellent reception of its new soft, thin BISCO(R) EC-2000 conductive silicone material. In addition, a number of new versions of the Company's very successful RO4000(R) family of high frequency materials were introduced.

The R&D department is dedicated to the objective that the Company's long-term success rests upon its ability to bring new materials solutions to customers.

Acquisitions/Divestitures

In early 2002, the Company acquired much of the intellectual property and most of the polyolefin foam product lines of Cellect LLC. This polyolefin foam business is being integrated into Rogers High Performance Foams operations in Illinois. This new business was modestly accretive to earnings in 2002. Continued market response to this purchase has been very positive.

On November 18, 2002, the Company completed the divestiture of MCD, located in Manchester, Connecticut. MCD was sold to Vyncolit North America Inc., a subsidiary of the Perstorp Group, Sweden. Under the terms of the agreement, the Company will receive a total of approximately $21.0 million for the business assets excluding the intellectual property and a five-year royalty stream from the intellectual property license. Half of the $21.0 million was paid in cash upon consummation of the transaction. A note receivable was provided for the remainder of the proceeds and will be paid over a five-year period. There was effectively no gain or loss on the sale transaction.

Sources of Liquidity and Capital

Net cash provided by operating activities amounted to $26.0 million in 2002, $39.0 million in 2001 and $23.7 million in 2000, respectively.

The positive cash flow in 2002 was due primarily to continued strength in cash flow from operations, strong cash flows from the joint ventures which enabled Durel Corporation to pay down its working capital loan from the Com-pany, and positive results from the continuation of the company-wide initiative to reduce inventory levels.

The positive cash flow in 2001 was due primarily to the continued strength in cash flow from operations, lower level of accounts receivable at year end commensurate with lower sales in the fourth quarter comparisons, and a company-wide initiative to reduce inventory levels.

Capital expenditures totaled $22.7 million in 2002 and $18.0 million in 2001. Despite the economic climate in both years, the Company continued to invest in its long-term future.

In 2002, the Company completed the purchase of a new building in Carol Stream, Illinois to house the newly acquired polyolefin product lines and the existing silicone foam business in Illinois. The Company also invested in a new manufacturing campus in Suzhou, China. In 2001, the Company completed the construction of a building addition in Arizona that was started in 2000. Additional press capacity for high frequency materials was installed late in 2001 and came on line early in 2002. During 2001 and 2002, the Company established a new manufacturing facility for high frequency laminates in Ghent, Belgium. This facility was brought on line in January 2003.

Cash generated from the Company's operating activities exceeded capital spending in both years, and spending was financed through these internally generated funds.

The Company has an unsecured multi-currency revolving credit agreement with two domestic banks and can borrow up to $50.0 million, or the equivalent in certain other foreign currencies. Amounts borrowed under this agreement are to be paid in full by December 8, 2005. The rate of interest charged on outstanding loans can, at the Company's option and subject to certain restrictions, be based on the prime rate or at rates from 50.0 to
112.5 basis points over a Eurocurrency loan rate. The spreads over the Eurocurrency rate are based on the Company's leverage ratio. Under the arrangement, the ongoing commitment fee varies from 30.0 to 37.5 basis points of the maximum amount that can be borrowed, net of any outstanding borrowings and the maximum amount that beneficiaries may draw under outstanding letters of credit. There were no borrowings pursuant to this arrangement at December 29, 2002. The loan agreement contains restrictive covenants primarily related to total indebtedness, interest expense, capital expenditures and net worth. The Company is in compliance with these covenants.

The Company had designated 390.2 million Belgian francs as a hedge of its net investment in a foreign subsidiary in Belgium ($9.1 million at December 31, 2000). On July 6, 2001, the Company repaid the debt at the then current Belgian franc rate, amounting to $8.2 million. During the year 2001, the Company recorded $900,000 of net pretax gains related to the hedge in other comprehensive income in shareholders' equity.

In September 2001, Rogers N.V., a Belgian subsidiary of the Company, signed an unsecured revolving credit agreement with a European bank. Under this arrangement Rogers N.V. now can borrow up to 6.2 million Euro. Amounts borrowed under this agreement are to be repaid in full by May 1, 2005. The rate of interest charged on outstanding loans is based on the Euribor plus 25.0 basis points. At December 29, 2002, Rogers N.V. had no borrowings under this agreement.

As of December 29, 2002, Durel Corporation had repaid its working capital loan of $5.0 million to the Company. Under this arrangement, borrowings had to be made in increments of $250,000, could not exceed $8.0 million in the aggregate, would be at the prime rate of interest and any amounts that were repaid by Durel could subsequently be reborrowed during the term of the loan arrangement. The arrangement expired in September 2002 and was not extended.

At December 29, 2002, Durel had met its obligations under the financing arrangement of a third party loan in which the Company had an indirect 50% loan guarantee. No payments were required and no losses were incurred by the Company under this guarantee as Durel paid the loan off in full.

Capital expenditures in 2003 are forecasted to approximate $25.0 million. Management believes that over the next twelve months, internally generated funds plus available lines of credit will be sufficient to meet the capital expenditure and ongoing needs of the business. However, the Company continually reviews and evaluates the adequacy of its lending facilities and relationships.

Dividend Policy

In 1992, the Board of Directors voted to discontinue cash dividends. The Company evaluates from time-to-time the desirability of paying a dividend; however, at present, the Company expects to maintain a policy of emphasizing longer-term growth of capital rather than immediate dividend income.

Environmental Activities and General Litigation

On October 24, 2001, a breach of contract lawsuit was filed against the Company in the United States District Court for the District of Connecticut seeking damages in the amount of $25.0 million or more, as well as specific performance and attorneys' fees (Tonoga, Ltd., d/b/a Taconic Plastics Ltd., Tonoga, Inc., Andrew G. Russell, and James M. Russell v. Rogers Corporation). As discussed below and in the footnotes to the financial statements, the lawsuit was associated with the Company's termination, in October 2001, of an acquisition agreement for the purchase of ADD of Taconic. In September 2002, a confidential settlement agreement concerning all matters raised in this litigation was negotiated and entered into. The settlement had no material impact on the current year results.

The Company is subject to federal, state, and local laws and regulations concerning the environment and is involved in the following matters: 1) the Company is currently involved as a potentially responsible party ("PRP") in two Superfund sites; 2) the Company is working with consultants and the Connecticut Department of Environmental Protection to monitor the area where remediation work was completed to address historic polychlorinated biphenyl ("PCB") contamination at its Woodstock, Connecticut facility; and 3) the Company and the United States Environmental Protection Agency settled a dispute, in January 2003, regarding the alleged improper disposal of PCB's by the Company. The Company had accrued $325,000 in 2002 for this dispute and the provision recorded will be sufficient to cover the requirements of this settlement.

There recently has been a significant increase in certain U.S. states in asbestos-related product liability claims against numerous industrial companies. The Company has been named, along with hundreds of other industrial companies, as a defendant in some of these cases. The Company strongly believes it has valid defenses to these claims and intends to defend itself vigorously. In addition, the Company believes that it has sufficient insurance to cover all costs associated with these claims. Based upon past claims experience and available insurance coverage, management believes that these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

In addition to the above issues, the nature and scope of the Company's business bring it in regular contact with the general public and a variety of businesses and government agencies. Such activities inherently subject the Company to the possibility of litigation, including environmental and product liability matters that are defended and handled in the ordinary course of business. The Company has established accruals for matters for which management considers a loss to be probable and reasonably estimable. It is the opinion of management that facts known at the present time do not indicate that such litigation, after taking into account insurance coverage and the aforementioned accruals, will have a material adverse effect on the financial position of the Company.

The Company does not believe that the outcome of any of the above matters will have a material adverse effect on its financial position nor has the Company had any material recurring costs or capital expenditures relating to environmental matters, except as disclosed in the Notes to Consolidated Financial Statements. Refer to Note J of the Notes to Consolidated Financial Statements for a discussion of the above matters and the related costs.

New Accounting Standards

In July 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred ina Restructuring)." The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with earlier application encouraged. The Company will adopt SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002, and it does not expect that the adoption of this Statement will have a significant impact on the Company's financial position or results of operations.

On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amends the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting". SFAS No. 148 requires expanded disclosures within the Company's Summary of Significant Accounting Policies and within the Company's condensed consolidated interim financial information filed on Form 10-Q. SFAS No. 148's annual disclosure requirements are effective for the fiscal year ending December 29, 2002. SFAS No. 148's amendment of the disclosure requirements of APB Opinion No. 28 is effective for financial reports containing condensed consolidated financial statements for interim periods beginning after December 15, 2002.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others," ("FIN 45"). FIN 45 requires that each guarantee meeting the characteristics described in the Interpretation be recognized and initially measured at fair value and requires additional disclosures. FIN 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002 and the initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin ("ARB") No. 51," ("FIN 46"). FIN 46 clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to existing variable interest entities in the interim period beginning after June 15, 2003. The Company is reviewing FIN 46 to determine its impact, if any, on future reporting periods.

Critical Accounting Policies

Management is required to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are based on accounting policies that have been consistently applied and are in accordance with accounting principles generally accepted in the United States. The policies that are deemed critical are those that could have different valuations if another methodology was used. The Company deems, however, that appropriate reserves have been established and other methodologies would not yield results that are materially different. These critical accounting policies are listed below.

Allowance for Doubtful Accounts: In circumstances where the Company is made aware of a specific customer's inability to meet its financial obligations, a reserve is established. The majority of accounts are individually evaluated on a regular basis and appropriate reserves are established as deemed appropriate. The remainder of the reserve is based upon historical trends and current market assessments.

Inventories: The Company maintains an obsolescence and slow-moving reserve. Products and materials that are specifically identified as obsolete are fully reserved. Most products that have been held in inventory greater than one year are fully reserved unless there are mitigating circumstances. The remainder of the reserve is general in nature and fluctuates with market conditions, design cycles and other economic factors.

In addition, the Company values certain inventories using the last-in, first-out ("LIFO") method. Accordingly, a LIFO valuation reserve is calculated using the link chain index method and is maintained to properly value these inventories.

Investments in Unconsolidated Joint Ventures: The Company accounts for its investments in and advances to unconsolidated joint ventures, all of which are 50% owned, using the equity method. This method was chosen due to the level of investment and because the Company has the ability to exercise significant influence, but not control, over the joint ventures' operating and financial policies.

Environmental and Product Liability: The Company accrues for its environmental investigatory, remediation, operating and maintenance costs when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Company considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are only reduced by potential insurance reimbursements when they have been confirmed or received from the insurance company.

Product liability claims are accrued on the occurrence method based on insurance coverage and deductibles in effect at the date of the incident and management's assessment of the probability of loss when reasonably estimable.

Goodwill: Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily established using a discounted cash flow methodology. The determination of discounted cash flows is based on the businesses' strategic plans and long-range planning forecasts. The revenue growth rates included in the plans are management's best estimates based on current and forecasted market conditions, and the profit margin assumptions are projected by each segment based on the current cost structure and anticipated cost reductions. If different assumptions were used in these plans, the related undiscounted cash flows used in measuring impairment could be different and additional impairment of assets might be required to be recorded.

Fair Value of Financial Instruments: The Company believes that the carrying values of financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities approximate fair value as a result of the short-term maturities of these instruments.

Market Risk

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. The Company does not use derivative instruments for trading and speculative purposes. The Company monitors foreign exchange and interest rate risks and manages such risks on specific transactions. The risk management process primarily uses analytical techniques and sensitivity analysis.

The Company has various borrowing facilities where the interest rates, although not fixed, are relatively low. Currently, an increase in the associated interest rates would not significantly impact interest expense on these facilities as the Company has paid them off in full, thus the Company has no debt.

The fair value of the Company's investment portfolio or the related interest income would not be significantly impacted by either a 100.0 basis point increase or decrease in interest rates due mainly to the size and short-term nature of the Company's investment portfolio and the relative insignificance of interest income to consolidated pretax income.

The Company's largest foreign currency exposure is against the Euro, primarily because of its investments in its ongoing operations in Belgium. In addition to the Euro exposure, commensurate with the Company's growth and expansion in Asia, particularly China, the Company is experiencing an escalation of foreign currency exposure against the currencies in countries such as China, Japan, Taiwan, Korea, and Singapore. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. The Company can initiate hedging activities by entering into foreign exchange forward contracts with third parties when the use of natural hedges is not possible or desirable.

Forward-Looking Information

Certain statements in this Management's Discussion and Analysis section and in other parts of this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Such factors include changing business, economic, and political conditions both in the United States and in foreign countries; increasing competition; changes in product mix;

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the development of new products and manufacturing processes and the inherent risks associated with such efforts; changes in the availability and cost of raw materials; fluctuations in foreign currency exchange rates; and any difficulties in integrating acquired businesses into the Company's operations. Such factors also apply to the Company's joint ventures. Additional information about certain factors that could cause actual results to differ from such forward-looking statements include, but are not limited to, the following:

Technology and Product Development

The Company's future results depend upon its ability to continue to develop new products and improve its product and process technologies. The Company's success in this effort will depend upon the Company's ability to anticipate market requirements in its product development efforts, the acceptance and continued commercial success of the end user products for which the Company's products have been designed, and the Company's ability to adapt to technological changes and to support established and emerging industry standards.

In particular, the wireless communications market is characterized by frequent new product introductions, evolving industry standards, rapid changes in product and process technologies, price competition and many new potential applications. The products that the Company manufactures and sells to the wireless communications market are relatively new. To continue to be successful in this area, the Company must be able to consistently manufacture and supply materials that meet the demanding expectations of customers for quality, performance and reliability at competitive prices. The timely introduction by the Company of such new products could be affected by engineering or other development program slippages and problems in effectively and efficiently increasing production to meet customer needs. In addition, the markets for computers and related equipment, such as printers and electronic hand held devices, are characterized by rapid technological change, significant pricing pressures and short lead times. Because the Company manufactures and sells its own materials to meet the needs of these markets, the Company's results may be affected by these factors.

Volatility of Demand

The computer and related equipment industry and the wireless communications industry have historically been characterized by wide fluctuations in product supply and demand. From time-to-time, the industries have experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. These downturns have been characterized by diminished product demand, production over-capacity and accelerated price erosion. The Company's business may in the future be materially and adversely affected by such downturns.

Environmental Litigation

The Company is currently engaged in proceedings involving two Superfund sites, as a participant in a group of potentially responsible parties. The Company's estimation of environmental liabilities is based on an evaluation of currently available information with respect to each individual situation, including existing technology, presently enacted laws and regulations, and the Company's past experience in the addressing of environmental matters. Although current regulations impose potential joint and several liability upon each named party at any Superfund site, the Company expects its contribution for cleanup to be limited due to the number of other potentially responsible parties, and the Company's share of the contributions of alleged waste to the sites, which the Company believes is de minimis. However, there can be no assurances that the Company's estimates will not be disputed or that any ultimate liability concerning these sites will not have a material adverse effect on the Company.

Capital Expenditures

The level of anticipated 2003 capital expenditures and the anticipated benefits to be derived from such expenditures could differ significantly from the forecasted amounts due to a number of factors including, but not limited to: changes in design, differences between the anticipated and actual delivery dates for new machinery and equipment, problems with the installation and start-up of such machinery and equipment, delays in the construction or modifications of buildings and delays caused by the need to address other business priorities, as well as changes in customer demand for the products the Company manufactures.

Raw Materials

The Company from time to time must procure certain raw materials from single or limited sources that expose the Company to vulnerability to price increases and the varying quality of the material. In addition, the inability of the Company to obtain these materials in required quantities could result in significant delays or reductions in its own product shipments. In the past, the Company has been able to purchase sufficient quantities of the particular raw material to sustain production until alternative materials and production processes could be requalified with customers. However, any inability of the Company to obtain timely deliveries of materials of acceptable quantity or quality, or a significant increase in the prices of materials, could materially and adversely affect the Company's operating results.


Foreign Manufacturing and Sales

The Company's international manufacturing and sales involve risks, including imposition of governmental controls, currency exchange fluctuation, potential insolvency of international customers, reduced protection for intellectual property rights, the impact of recessions in foreign countries, political instability, employee selection and retention and generally longer receivables collection periods, as well as tariffs and other trade barriers. There can be no assurance that these factors will not have an adverse effect on the Company's future international manufacturing and sales, and consequently, on the Company's business, operating results and financial condition.

Acquisitions and Divestitures

Acquisitions are an important component of the Company's growth strategy. Accordingly, the Company's future performance will depend on its ability to correctly identify appropriate businesses to acquire, negotiate favorable terms for such acquisitions and then effectively and efficiently integrate such acquisitions into the Company's existing businesses. There is no certainty that the Company will succeed in such endeavors.

In relation to acquisitions and divestitures undertaken, it is common for the Company to structure the transactions to include earn-out and/or intellectual property royalty agreements which generally are tied to the performance of the underlying products or business acquired or divested. Accordingly, the Company's future performance will be impacted by respective performance of the products and/or businesses divested and the successful utilization of products and/or businesses acquired. In addition, there is no guarantee that these underlying products and/or businesses will perform as expected at the time the associated transactions were consummated.

Defined Benefit Plan Funding and Expense

The Company provides various defined benefit pension plans for its U.S. employees and sponsors three defined benefit healthcare and life insurance plans for its U.S. retirees. As a result of the overall decline in market interest rates, the Company used a lower discount rate to measure the projected benefit obligation on the plans as of the 2002 measurement date. This resulted in an increase to the projected benefit obligation for all plans. Stock market declines experienced since the 2001 measurement date have reduced the fair value of plan assets, for the qualified plans that are funded. As a result, these combined factors had a negative financial reporting effect in 2002 in terms of reported obligations and funding status for the funded plans. In addition, given the sensitivity of the projected benefit obligation to changes in the discount rate and of the fair value of assets for funded plans based on the market's actual performance, future changes in market rates and actual market performance may significantly impact, positively or negatively, the funding status and funding requirements of the funded plans and the expense reported on all of the plans in the future.

Other Information

The foregoing list of important factors does not include all such factors that could cause actual results to differ from forward-looking statements contained in this report, nor are such factors necessarily presented in order of importance.

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